Filed by Ready Capital Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Ready Capital Corporation

Commission File No.: 001-35808

VOTE THE ENCLOSED PROXY CARD TODAY TO PROTECT THE VALUE OF YOUR INVESTMENT!

January 21, 2025

Dear UDF IV Shareholder,

United Development Funding IV (“UDF IV” or the “Trust”) will hold a Special Meeting of Shareholders on March 4, 2025, to vote on our proposed merger with Ready Capital, a NYSE-traded, leading multi-strategy real estate finance company. The UDF IV Board of Trustees urges you to vote “FOR” the merger as soon as possible by following the instructions on the enclosed proxy card. Your vote is important, no matter how many UDF IV shares you own. Please vote “FOR” today!

Anticipated Benefits to UDF IV Shareholders from the Merger

We believe the Ready Capital merger will provide UDF IV shareholders with immediate value and potential long-term upside:

•	Significant Total Value to Shareholders. Based on Ready Capital’s closing share price on November 29, 2024, UDF IV shareholders may receive up to $5.89 per share in value as a result of the merger with Ready Capital including: pre-closing cash distributions from the Trust and shares of Ready Capital common stock to be issued when the merger closes; and contingent value rights (“CVRs”) to be issued when the merger closes.

•	Meaningful Upfront Cash Distribution. The merger facilitates significant cash distributions to UDF IV shareholders, estimated to be up to $2.44 per share, and up to $75 million in the aggregate, between December 2, 2024 and closing. This amount includes the distribution of $0.065 per share, or approximately $2 million in the aggregate, declared by the Trust in December 2024. Notably, UDF IV had over $90 million in cash as of January 17, 2025.

•	Provides NYSE-Traded Shares of Stock and Upside Potential. As owners of Ready Capital shares, UDF IV shareholders would own a NYSE-listed stock with a 10-day average daily trading volume of 2.0 million shares and a current dividend yield of 14.6% as of January 7, 2025.

o	A UDF IV shareholder will receive 0.416 shares of Ready Capital common stock in exchange for each UDF IV share held immediately prior to the effective time of the merger. The Ready Capital shares to be issued in the merger have an implied value of $94 million in the aggregate, or $3.07 per UDF IV share, based on Ready Capital's closing share price on November 29, 2024. The implied value of this stock consideration will fluctuate based on any changes in the market price of Ready Capital common stock prior to the closing of the merger. Based on Ready Capital's closing share price on January 17, 2025 and the number of UDF IV shares outstanding on that date, this stock consideration has an implied value of $90 million in the aggregate, or $2.93 per UDF IV share.

•	Future CVR Potential. The CVRs provide the opportunity for UDF IV shareholders to receive contingent payments paid in Ready Capital shares, over a period of several years, totaling up to $12 million in the aggregate, or up to $0.38 per UDF IV share.

•	Enhanced Platform, Greater Diversification and Added Expertise. Enables UDF IV shareholders to benefit, through ownership of Ready Capital shares, from an efficient, scalable operating platform, a diversified business model, exposure to an existing broad pool of real estate debt investments, and access to the extensive expertise and resources of Ready Capital’s external manager, Waterfall.

YOUR VOTE IS IMPORTANT!

Vote To Protect The Value Of Your UDF IV Shares Today!

The Special Meeting is fast approaching, and it is extremely important that you vote as soon as possible, no matter how many shares you own. Remember, abstaining from voting has the same effect as voting against the merger.

Visit UDFIVReadyCapMerger.com to find additional materials and information on this compelling merger and the benefits we believe it will deliver to our shareholders.

Thank you again for your continued support.

Sincerely,

United Development Funding IV’s Board of Trustees

If you have any questions or require any assistance with respect to voting your shares, please contact our proxy solicitor:

Innisfree M&A Incorporated

Shareholders may call:

1 (877) 750-9496

(toll-free from the U.S. and Canada)

+1 (412) 232 3651

(from other countries)

Additional Information About the Merger

The merger is subject to the approval of UDF IV shareholders and other customary closing conditions. Ready Capital filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) containing a proxy statement/prospectus that was declared effective on January 8, 2025. UDF IV called the Special Meeting to approve the proposed merger and distributed the proxy statement/prospectus and other documents to its shareholders in connection with the Special Meeting beginning on or about January 9, 2025. The proxy statement/prospectus contains important information about the proposed merger and related matters. WE URGE YOU TO READ CAREFULLY THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS, AND ANY AMENDMENTS AND SUPPLEMENTS THERETO, AND THE OTHER RELEVANT DOCUMENTS FILED BY READY CAPITAL WITH THE SEC AND MADE AVAILABLE BY UDF IV BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT READY CAPITAL, UDF IV AND THE PROPOSED MERGER. You may obtain free copies of the registration statement, the proxy statement/prospectus and other relevant documents filed by Ready Capital with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Ready Capital with the SEC are also available free of charge on Ready Capital’s website at www.readycapital.com. UDF IV shareholders may obtain free copies of the proxy statement/prospectus and other relevant documents made available by UDF IV free of charge on www.UDFIVReadyCapMerger.com.

Forward-Looking Statements

This letter contains statements that constitute forward-looking statements relating to, among other things, the benefits of the proposed merger and the consideration payable in connection therewith, the estimated amount of distributions to be paid to UDF IV’s shareholders prior to closing and the estimated contingent consideration expected to be paid to UDF IV shareholders pursuant to the contingent value rights. These forward-looking statements are based on UDF IV management’s current expectations and are not guarantees of future performance or future events. Such forward-looking statements generally can be identified by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” or other similar words. Readers should be aware that there are various factors, many of which are beyond UDF IV’s control, which could cause actual results to differ materially from any forward-looking statements made in this letter, including, among others, the risk that the Ready Capital merger will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the inability to obtain UDF IV shareholder approval of the merger or the failure to satisfy the other conditions to completion of the merger; risks that will affect the amount of the pre-closing distributions to UDF IV shareholders, including, among others, developments in litigation involving UDF IV; risks that will affect the amount of contingent consideration, if any, including, among others, the performance of specified UDF IV loans and developments in litigation involving UDF IV; risks related to disruption of management attention from the ongoing business operations due to the merger; the effect of the announcement of the merger on the operating results and businesses generally of Ready Capital and UDF IV; the outcome of any legal proceedings relating to the merger; the ability to retain key personnel; availability of suitable investment opportunities; changes in interest rates; changes in the yield curve; changes in prepayment rates; the availability and terms of financing; general economic conditions; market conditions; inflationary pressures on the capital markets and the general economy; conditions in the market for small balance commercial loans and other investments; legislative and regulatory changes that could adversely affect the businesses of Ready Capital and UDF IV; and risks related to integrating an existing lending platform into Ready Capital’s operations. Accordingly, UDF IV shareholders are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this letter. UDF IV undertakes no obligation to update its forward-looking statements, whether as a result of new information, future events or otherwise.